HIVE BLOCKCHAIN TECHNOLOGIES LTD.

May 28, 2021

HIVE Announces 10 MW Expansion of Green Energy GPU Data Centre in
Sweden, HODL and ESG Update

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated February 2, 2021 to its short form base shelf prospectus dated
January 27, 2021.

Vancouver, Canada - HIVE Blockchain Technologies Ltd. (TSX.V:HIVE) (OTCQX:HVBTF) (FSE:HBF) (the "Company" or "HIVE") is pleased announce that it has received confirmation from Bodens Energi Nät AB for an additional guaranteed 10 MW of green energy electricity for its GPU data centre in Sweden. This increase is on top of the previously announced 2 MW expansion on January 28, 2021. These combined expansions increase the capacity of the facility by over 50% from 21 MW to 33 MW. Presently we are securing new state of the art performing GPU cards for this expansion.

Ethereum Classic

As previously announced in April of this year, HIVE started mining Ethereum Classic before the prices surged to the current price of US$75 a coin, and continues to mine Ethereum Classic due to its profitability. We have chosen to mine and sell Ethereum Classic to assist in covering electricity and basic general & administrative costs while saving in cold wallets our Bitcoin and Ethereum production.

Only Crypto Miner Mining Ethereum and Coin Inventory (HODL)

HIVE continues to be a Holder of mined Bitcoin and Ethereum coins and has been banking them in cold wallets. Our continued strategy is one to continue holding coins, as we feel that it will benefit our shareholders. The current dollar value of our crypto assets is approximately US $79 million (based on US $2,700 Ethereum and US $38,500 Bitcoin) and cash is US $36 million. The value of the coins have been volatile while our cash position remains stable and healthy.

This HODL strategy has led to the strengthening of our balance sheet and liquidity which is a substantial improvement from where we were a year ago.

ESG Strategy- Bitcoin Mining Council, Michael Saylor and Elon Musk Meeting

Recently there has been substantial volatility due to Elon Musk's pronouncements and then China's shut down in Crypto mining. It is great news for the global economy that China is shutting down mining which is mostly from coal generated electricity. Frank Holmes, Executive Chairman said "It was great to participate in the special meeting held on Sunday May 23, 2021 championed by Michael Saylor and special guest Elon Musk along with CEO's from many of the largest crypto mining companies."

"The meeting was productive and the bottom line is we agreed to establish a Bitcoin Mining Council to promote education, transparency on sources of energy and accountability for sustainable mining. Further this new organization will strive to standardize energy reporting and set a high bar for ESG standards of care. We believe there is a major macro shift happening and crypto mining is shifting to North America and Europe where executives are more serious and responsible about lowering their carbon footprint. I was proud that not only were we the first public crypto mining company in 2017 but that we have always had an ESG strategy and a focus on only mining with green energy. Finally I was pleased to see other CEO's agree to our goals and would like to thank Michael Saylor for his stewardship and Elon Musk for his ideas and candor."

Global Logistics and Chip Challenges

As we have mentioned before, the COVID-19 pandemic continues to impact logistics and the supply of miners from Asia. Today's announcement is part of our continuing strategy to increase our GPU mining capacity. HIVE intends to continue utilizing cash flow to make opportunistic investments in ASIC and GPU new and next generation mining equipment that can provide positive gross mining margins.

About HIVE Blockchain Technologies Ltd.

HIVE Blockchain Technologies Ltd. is a growth oriented, TSX.V-listed company building a bridge from the blockchain sector to traditional capital markets. HIVE owns state-of-the-art green energy-powered data centre facilities in Canada, Sweden, and Iceland which produce newly minted digital currencies like Bitcoin and Ethereum continuously on the cloud. Our deployments provide shareholders with exposure to the operating margins of digital currency mining as well as a portfolio of crypto-coins.

For more information and to register to HIVE's mailing list, please visit www.HIVEblockchain.com. Follow @HIVEblockchain on Twitter and subscribe to HIVE's YouTube channel.

On Behalf of HIVE Blockchain Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information please contact:

Frank Holmes

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes information about the potential for the Company's long-term growth; the continued effects of the COVID-19 pandemic on logistics and the supply of miners from Asia; the continued utilization of cash flow to make opportunistic investments in new and next generation mining equipment that can provide positive gross mining margins; the profitability of Ethereum Classic; the Company's HODL strategy being beneficial to shareholders; and the business goals and objectives of the Company.

Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company's operations; the volatility of digital currency prices; continued effects of the COVID-19 pandemic may have a material adverse effect on the Company's performance as supply chains are disrupted and prevent the Company from operating its assets; and other related risks as more fully set out in the Filing Statement of the Company and other documents disclosed under the Company's filings at www.sedar.com.

The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company's assets going forward; the Company's ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies will be consistent with historical prices; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.